[DLA PIPER RUDNICK GRAY CARY US LLP LETTERHEAD]

October 6, 2005	OUR FILE NO. 344258-916200
Mr. Mark P. Shuman
Branch Chief — Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE — Room 4561
Washington, D.C. 20549

Re:	Maxtor Corporation
Registration Statement on Form S-3 filed July 7, 2005

Form 10-Q for the period ended July 2, 2005
File No. 001-16447
Dear Mr. Shuman:
We are writing on behalf of our client, Maxtor Corporation (the “Company”), in response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated September 19, 2005 with respect to the Company’s Form S-3 and Form 10-Q as identified above. The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.
Attached hereto is a marked version of the Company’s registered rescission offer on Form S-3/A submitted to the Staff supplementally for their review and consideration. Subject to Staff approval, the Company will file an amended Form S-3 on EDGAR prior to submitting its acceleration request in accordance with Rule 461.
Form S-3, Our Rescission Offer, page 17

1.	We note your response to comment no. 2 in our letter dated August 1, 2005. Please provide a materially complete description of the offering and the circumstances leading to your conclusion that your sale of securities under your 1998 employee stock purchase plan may not have been exempt from registration or qualification under the Securities Act resulting in your possible noncompliance with federal securities law.
In response to the Staff’s comment, the following clarifying description was added to page 17: “In June 2005 we determined that ESPP share reserve increases of 2,100,000 and 9,000,000 shares approved by stockholders at the 2000 and 2002 Annual Meetings, respectively, had not been registered on a Form S-8 registration statement prior to the offer and sale of the shares to

Mr. Mark P. Shuman
October 6, 2005
Page Two
plan participants.” The Company respectfully submits that this revised disclosure under “Our Rescission Offer — Background” provides investors with a materially complete description of the offering and the circumstances leading to the Company’s conclusion that the above described offer and sale of securities under the 1998 ESPP may not have been exempt from registration or qualification under the Securities Act resulting in possible noncompliance with the federal securities law.
Form 10-Q for the period ended July 2, 2005, Controls and Procedures, page 43

2.	We note your response to comment no. 1 in our letter dated July 11, 2005 and your disclosure in your Form 10-Q filed August 4, 2005. Notwithstanding the parenthetical after your initial use of the term “complex, non-routine transactions” in your disclosure on page 43 of your Form 10-Q and your response that you had identified the transactions which required adjustments, your use of such term remains insufficient to inform investors as to the full nature of complex, non-routine transactions that may pose challenges to you. Your parenthetical and prior disclosure discloses some transactions which required adjustments, but the term is ambiguous as to what other transactions coming within the term “complex, non-routine transactions” may have caused or will cause problems for you if your identified weaknesses are not resolved. Please revise your disclosure to provide greater detail and specificity as to the types of transactions encompassed by the term “complex, non-routine transactions.”
In the judgment of management and based upon a review of the transactions reasonably likely to occur in the Company’s business, the Company advises that the transactions listed in the parenthetical after the initial use of the term “complex, non-routine transactions” in the Company’s most recent Form 10-Q is a complete listing of transactions that may cause challenges for the Company if the identified material weakness is not remediated. The Staff will note that the Company did not qualify or limit the parenthetical definition of “complex, non-routine transactions.” The Company continues to believe that the parenthetical definition of complex, non-routine transactions provided to investors with the second quarter 2005 Form 10-Q is a complete listing of such transactions. Accordingly, the Company respectfully submits that the disclosure provided to investors is an accurate, complete and unambiguous listing of complex, non-routine transactions that the Company reasonably expects may cause challenges if the material weakness is not remediated.
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Mr. Mark P. Shuman
October 6, 2005
Page Three
Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (650) 833-2026 or John Saia at (650) 833-2444. Thank you very much for your assistance.
Very truly yours,
DLA Piper Rudnick Gray Cary US LLP
/s/ Diane Holt Frankle
Diane Holt Frankle
diane.frankle@dlapiper.com

cc:	Mr. Daniel Lee, Securities and Exchange Commission
Dr. C.S. Park, Chairman and Chief Executive Officer, Maxtor Corporation
Mr. Duston Williams, Exec. Vice President, Finance & Chief Financial Officer, Maxtor Corporation